Exhibit 99.2

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of September 27, 2018, is entered into by and between ONCOLYTICS BIOTECH INC., a company incorporated under the Business Corporations Act (Alberta) (the “Company”), and LINCOLN PARK FUND, LLC, an Illinois limited liability company (together with its permitted assigns, the “Buyer”).  Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the Purchase Agreement by and between the parties hereto, dated as of the date hereof (as amended, restated, supplemented or otherwise modified from time to time, the “Purchase Agreement”).

WHEREAS:

A.           Upon the terms and subject to the conditions of the Purchase Agreement, (i) the Company has agreed to issue to the Buyer, and the Buyer has agreed to purchase,  up to Twenty-Six Million Dollars ($26,000,000) of the Company’s common shares, no par value (the “Common Shares”), pursuant to Section 2 of the Purchase Agreement (such shares, the “Purchase Shares”), and (ii) the Company has agreed to issue to the Buyer such number of shares of Common Shares as is required pursuant to Section 5(e) of the Purchase Agreement (the “Commitment Shares”); and

B.           To induce the Buyer to enter into the Purchase Agreement, the Company has agreed to provide certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute (collectively, the “1933 Act”), and applicable state securities laws.

NOW, THEREFORE, in consideration of the promises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Buyer hereby agree as follows:

1.	DEFINITIONS.

Capitalized terms used herein and not otherwise defined have the meaning given such terms in the Purchase Agreement.

As used in this Agreement, the following terms shall have the following meanings:

a.           “Canadian Qualifying Authorities” means the securities regulatory authorities in the provinces of British Columbia, Alberta, Manitoba and Ontario.

b.           “Person” means any person or entity including any corporation, a limited liability company, an association, a partnership, an organization, a business, an individual, a governmental or political subdivision thereof or a governmental agency.

c.           “Prospectuses” means Canadian Prospectuses and the U.S. Prospectuses as such terms are defined in the Purchase Agreement.

d.           “Prospectus Supplements” means the Canadian Prospectus Supplements and the U.S. Prospectus Supplements, as such terms are defined in the Purchase Agreement.

e.           “Register,” “registered,” and “registration” refer to a registration effected by preparing and filing one or more registration statements of the Company in compliance with the 1933 Act and providing for offering securities on a continuous basis, and the declaration or ordering of effectiveness of such registration statement(s) by the SEC.

f.            “Registrable Securities” means the Purchase Shares that may from time to time be issued or issuable to the Buyer upon purchases of the Available Amount under the Purchase Agreement (without regard to any limitation or restriction on purchases) (including the Initial Purchase Shares), the Commitment Shares issued or issuable to the Buyer, and any Common Shares issued or issuable with respect to the Purchase Shares, the Commitment Shares or the Purchase Agreement as a result of any stock split, stock dividend, recapitalization, exchange or similar event, without regard to any limitation on purchases under the Purchase Agreement.

g.           “Registration Statement” means the Shelf Registration Statement and any other registration statement of the Company, as amended when it became effective, including all documents filed as part thereof or incorporated by reference therein, and including any information contained in a Prospectus subsequently filed with the SEC in accordance with General Instruction II.L of Form F-10.

h.           “Shelf Registration Statement” means the Company’s existing registration statement on Form F-10 (File No. 333-224432).

2.	REGISTRATION.

a.           Mandatory Registration.  The Company agrees that it shall prepare the Canadian Prospectus Supplement and the U.S. Prospectus Supplement specifically related to the Registrable Securities in a form approved by the Buyer and shall (A) file the Canadian Prospectus Supplement with each of the Canadian Qualifying Authorities in accordance with applicable Canadian Securities Laws no later than the applicable Canadian Qualifying Authority’s close of business within 60 days of the date of this Agreement and (B) file the U.S. Prospectus Supplement with the SEC pursuant to General Instruction II.L of Form F-10 no later than the SEC’s close of business within 60 days of the date of this Agreement. The Company shall permit the Buyer to review and comment upon the Canadian Prospectus Supplement and the U.S. Prospectus Supplement at least two (2) Business Days prior to their filing with the Canadian Qualifying Authorities or the SEC, as applicable, and the Company shall give due consideration to all such comments, and the Company shall not file the Canadian Prospectus Supplement or the U.S. Prospectus Supplement with the Canadian Qualifying Authorities or the SEC, as applicable, in each case in a form to which the Buyer reasonably objects. The Buyer shall use its reasonable best efforts to comment upon the Canadian Prospectus Supplement and the U.S. Prospectus Supplement within one (1) Business Day from the date the Buyer receives the final versions thereof from the Company. The Buyer shall furnish to the Company such information regarding itself, the Registrable Securities held by it and the intended method of distribution thereof as shall be reasonably requested by the Company in connection with the preparation and filing of the Current Report, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement and shall otherwise cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of the Canadian Prospectus Supplement and the U.S. Prospectus Supplement with the Canadian Qualifying Authorities or the SEC, as applicable. The Company shall use its reasonable best efforts to keep the Registration Statement effective under the 1933 Act (including through any necessary renewals), and to keep the Registration Statement and the Prospectuses current and available (including through any necessary renewals) for issuances and sales of all possible Registrable Securities by the Company to the Buyer, and for the resale of all of the Registrable Securities by the Buyer, at all times until the earlier of (i) the date on which the Buyer shall have sold all the Registrable Securities and no Available Amount (as defined in the Purchase Agreement) remains and (ii) the earlier of (A) 90 days following the Maturity Date (as defined in the Purchase Agreement) and (B) the nine months following the termination of the Purchase Agreement (the “Registration Period”). Without limiting the generality of the foregoing, during the Registration Period, the Company shall (a) take all action necessary to cause the Common Shares to continue to be registered as a class of securities under Sections 12(b) of the Exchange Act and shall not take any action or file any document (whether or not permitted by the Exchange Act) to terminate or suspend such registration, (b) comply with all requirements imposed upon it by Canadian Securities Laws and the Securities Act, as from time to time in force, and (c) file or furnish on or before their respective due dates all reports and other documents required to be filed or furnished by the Company pursuant to applicable Canadian Securities Laws or pursuant to Sections 13(a), 13(c), 14, 15(d) or any other provision of or under the Exchange Act, and shall not take any action or file any document (whether or not permitted by Canadian Securities Laws or the Exchange Act) to terminate or suspend its reporting and filing obligations under the Exchange Act and Canadian Securities Laws. If during the Registration Period any event occurs as a result of which any Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement or renew the Canadian Base Prospectus, the Registration Statement or any Prospectus to comply with the Securities Act, as applicable, the Company will promptly notify the Buyer to suspend use thereof during such period and the Company will promptly amend or supplement or renew the Canadian Base Prospectus, the Registration Statement or the Prospectuses (at the expense of the Company) so as to correct such statement or omission or effect such compliance.

b.           Prospectus Amendments or Supplements. The Company shall, as required by applicable securities regulations, from time to time file with the each of the Canadian Qualifying Authorities and the SEC any amendments or prospectus supplements to the Canadian Base Prospectus, the Registration Statement or the Prospectuses to be used in connection with sales of the Registrable Securities under the Registration Statement. The Buyer and its counsel shall have two (2) Business Days to review and comment upon such prospectus amendment or supplement prior to its filing with the SEC. The Buyer shall use its reasonable best efforts to comment upon such prospectus amendment or supplement within two (2) Business Days from the date the Buyer receives the final version of such prospectus amendment or supplement.

c.           Sufficient Number of Shares Registered.  In the event the number of shares available under the Shelf Registration Statement is insufficient to cover the Registrable Securities, the Company shall, to the extent necessary and permissible, amend the Shelf Registration Statement or file a new registration statement (a “New Registration Statement”), so as to cover all of such Registrable Securities as soon as reasonably practicable, but in any event not later than ten (10) Business Days after the necessity therefor arises.  The Company shall use its reasonable best efforts to have such amendment and/or New Registration Statement become effective as soon as reasonably practicable following the filing thereof.

3.	RELATED OBLIGATIONS.

With respect to the Registration Statement and whenever any Registrable Securities are to be registered pursuant to Section 2, including on the Shelf Registration Statement or on any New Registration Statement, the Company shall use its reasonable best efforts to effect the registration of the Registrable Securities in accordance with the intended method of disposition thereof and, pursuant thereto, the Company shall have the following obligations:

a.           The Company will notify the Buyer promptly of the time when any subsequent amendment to the Canadian Base Prospectus or the Registration Statement, other than documents incorporated by reference, has been filed with any Canadian Qualifying Authority or the SEC, as applicable, and/or has become effective or where a receipt has been issued therefor or any subsequent supplement to a Prospectus has been filed and of any request by any Canadian Qualifying Authority or the SEC for any amendment or supplement to the Canadian Base Prospectus, the Registration Statement or any Prospectus or for additional information.

b.           The Company will prepare and file with Canadian Qualifying Authorities and the SEC, promptly upon the Buyer’s request, any amendments or supplements to the Canadian Base Prospectus, the Registration Statement or any Prospectus, as applicable, that, in the Buyer’s reasonable opinion, may be necessary or advisable in connection with any acquisition or sale of Registrable Securities by the Buyer (provided, however, that the failure of the Buyer to make such request shall not relieve the Company of any obligation or liability hereunder).

c.           The Company will not file any amendment or supplement to the Canadian Base Prospectus, the Registration Statement or any Prospectus, other than documents incorporated by reference, relating to the Buyer, the Registrable Securities or the transactions contemplated hereby unless (A) the Buyer shall have been advised and afforded the opportunity to review and comment thereon at least two (2) Business Days prior to filing with the SEC or any Canadian Qualifying Authority, as the case may be, (B) the Company shall have given due consideration to any comments thereon received from the Buyer or its counsel, and (C) the Buyer has not reasonably objected thereto (provided, however, that the failure of the Buyer to make such objection shall not relieve the Company of any obligation or liability hereunder), and the Company will furnish to the Buyer at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference into the Canadian Base Prospectus, the Registration Statement or any Prospectus, except for those documents available via SEDAR or EDGAR.

d.           The Company will cause each amendment or supplement to the Canadian Prospectuses, other than documents incorporated by reference, to be filed with Canadian Qualifying Authorities in accordance with applicable Canadian Securities Laws and will cause each amendment or supplement to the U.S. Prospectuses, other than documents incorporated by reference, to be filed with the SEC as required pursuant to General Instruction II.L of Form F-10.

e.           The Company will furnish to the Buyer and its counsel (at the expense of the Company) copies of the Canadian Base Prospectus, the Registration Statement, the Form F-X, the Prospectuses (including all documents incorporated by reference therein) and all amendments and supplements to the Canadian Base Prospectus, the Registration Statement or the Prospectuses that are filed with Canadian Qualifying Authorities or the SEC during the Registration Period (including all documents filed with or furnished to Canadian Qualifying Authorities or the SEC, as applicable, during such period that are deemed to be incorporated by reference therein), in each case as soon as reasonably practicable and in such quantities as the Buyer may from time to time reasonably request and, at the Buyer’s request, will also furnish copies of the U.S. Prospectuses to each U.S. exchange or U.S. market on which sales of the Registrable Securities may be made; provided, however, that the Company shall not be required to furnish any document (other than the Prospectuses) to the Buyer to the extent such document is available on SEDAR or EDGAR.

f.            The Company shall take all such action, if any, as is reasonably necessary in order to obtain an exemption for or to qualify (i) the issuance of the Commitment Shares and the sale of the Purchase Shares to the Buyer under this Agreement and (ii) any subsequent resale of all Commitment Shares and all Purchase Shares by the Buyer, in each case, under applicable securities or “Blue Sky” laws of the states of the United States in such states as is reasonably requested by the Buyer during the Registration Period, and shall provide evidence of any such action so taken to the Buyer. The Company shall promptly notify the Buyer who holds Registrable Securities of the receipt by the Company of any notification with respect to the suspension of the registration or qualification of any of the Registrable Securities for sale under the securities or “blue sky” laws of any jurisdiction in the United States or its receipt of actual notice of the initiation or threat of any proceeding for such purpose.

g.           The Company shall advise the Buyer promptly (but in no event later than 24 hours) and shall confirm such advice in writing: (i) of the Company’s receipt of notice of any request by the SEC, any Canadian Qualifying Authority, or any other federal, provincial or state governmental authority for amendment of or a supplement to the Canadian Base Prospectus, the Registration Statement or any Prospectus or for any additional information; (ii) of the Company’s receipt of notice of the issuance by the SEC, any Canadian Qualifying Authority, or any other federal, provincial or state governmental authority of any stop order suspending the effectiveness of the Registration Statement or prohibiting or suspending the use of the Canadian Base Prospectus or Canadian Prospectus Supplement, or of the Company’s receipt of any notification of the suspension of qualification of the Registrable Securities for offering or sale in any jurisdiction or the initiation or contemplated initiation of any proceeding for such purpose; and (iii) of the Company becoming aware of the happening of any event, which makes any statement of a material fact made in the Canadian Base Prospectus, the Registration Statement or any Prospectus untrue or which requires the making of any additions to or changes to the statements then made in the Canadian Base Prospectus, the Registration Statement or any Prospectus in order to state a material fact required by the Securities Act or Canadian Securities Laws to be stated therein or necessary in order to make the statements then made therein (in the case of any Prospectus, in light of the circumstances under which they were made) not misleading, or of the necessity to amend the Canadian Base Prospectus, the Registration Statement or any Prospectus to comply with the Securities Act, Canadian Securities Laws or any other law. The Company shall not be required to disclose to the Buyer the substance or specific reasons of any of the events set forth in clauses (i) through (iii) of the immediately preceding sentence, but rather, shall only be required to disclose that the event has occurred. If at any time the SEC, any Canadian Qualifying Authority, or any other federal, provincial or state governmental authority shall issue any stop order suspending the effectiveness of the Registration Statement or prohibiting or suspending the use of the Canadian Base Prospectus or Canadian Prospectus Supplement, the Company shall use its reasonable best efforts to obtain the withdrawal of such order at the earliest possible time. The Company shall furnish to the Buyer, without charge, a copy of any correspondence from the SEC or the staff of the SEC, any Canadian Qualifying Authority, or any other federal, provincial or state governmental authority to the Company or its representatives relating to the Canadian Base Prospectus, the Registration Statement or any Prospectus, as the case may be.

h.           The Company shall promptly secure the listing, or conditional listing as applicable, of all of the Purchase Shares and Commitment Shares to be issued to the Buyer hereunder on the Principal Market and the TSX (subject to standard listing conditions, if any, for transactions of this nature, official notice of issuance and the Exchange Cap) and upon each other national securities exchange or automated quotation system, if any, upon which the Common Shares are then listed, and shall maintain, so long as any Common Shares shall be so listed, such listing of all such Registrable Securities from time to time issuable hereunder. The Company shall use commercially reasonable efforts to maintain the listing of the Common Shares on the Principal Market and shall comply in all respects with the Company’s reporting, filing and other obligations under the bylaws or rules and regulations of the Principal Market and, for so long as the Common Shares shall be listed on the TSX, shall comply in all respects with the Company’s reporting, filing and other obligations under the bylaws or rules and regulations of the TSX. Neither the Company nor any of its Subsidiaries shall take any action that would reasonably be expected to result in the delisting or suspension of the Common Shares on the Principal Market. The Company shall promptly, and in no event later than the following Business Day, provide to the Buyer copies of any notices it receives from any Person regarding the continued eligibility of the Common Shares for listing on the Principal Market or the TSX. The Company shall pay all fees and expenses in connection with satisfying its obligations under this Section 3(h).

i.            The Company shall cooperate with the Buyer to facilitate the timely preparation and delivery of certificates (not bearing any restrictive legend) representing the Registrable Securities to be offered pursuant to any Registration Statement and enable such certificates to be in such denominations or amounts as the Buyer may reasonably request and registered in such names as the Buyer may request.

j.            The Company shall at all times provide a transfer agent and registrar with respect to its Common Shares.

k.          The Company shall use its reasonable best efforts to cause the Registrable Securities covered by any Registration Statement to be registered with or approved by such other governmental agencies or authorities in the United States as may be necessary to consummate the disposition of such Registrable Securities.

l.            If reasonably requested by the Buyer at any time, the Company shall deliver to the Buyer a written confirmation from Company’s counsel of whether or not the effectiveness of such Registration Statement has lapsed at any time for any reason (including, without limitation, the issuance of a stop order) and whether or not the Registration Statement is currently effective and available to the Company for sale of all of the Registrable Securities.

m.           The Company agrees to take all other reasonable actions as necessary and reasonably requested by the Buyer to expedite and facilitate disposition by the Buyer of Registrable Securities pursuant to any Registration Statement.

4.	OBLIGATIONS OF THE BUYER.

a.           The Buyer has furnished to the Company in Exhibit A hereto such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it as required to effect the registration of such Registrable Securities and shall execute such documents in connection with such registration as the Company may reasonably request. The Company shall notify the Buyer in writing of any other information the Company reasonably requires from the Buyer in connection with any Registration Statement hereunder. The Buyer will as promptly as practicable notify the Company of any material change in the information set forth in Exhibit A, other than changes in its ownership of the Common Shares.

b.           The Buyer agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of any amendments and supplements to any Registration Statement hereunder.

5.	EXPENSES OF REGISTRATION.

All reasonable expenses of the Company, other than sales or brokerage commissions and fees and disbursements of counsel for the Buyer, incurred in connection with registrations, filings or qualifications pursuant to Sections 2 and 3, including, without limitation, all registration, listing and qualifications fees, printers and accounting fees, and fees and disbursements of counsel for the Company, shall be paid by the Company.

6.	INDEMNIFICATION.

a.           To the fullest extent permitted by law, the Company will, and hereby does, indemnify, hold harmless and defend the Buyer, each Person, if any, who controls the Buyer, the members, the directors, officers, partners, employees, agents, representatives of the Buyer and each Person, if any, who controls the Buyer within the meaning of the 1933 Act or the Securities Exchange Act of 1934, as amended (the “1934 Act”) (each, an “Indemnified Person”), against any losses, claims, damages, liabilities, judgments, fines, penalties, charges, costs, reasonable attorneys’ fees, amounts paid in settlement (with the consent of the Company, such consent not to be unreasonably withheld) or reasonable expenses, (collectively, “Claims”) reasonably incurred in investigating, preparing or defending any action, claim, suit, inquiry, proceeding, investigation or appeal taken from the foregoing by or before any court or governmental, administrative or other regulatory agency or body or the SEC, whether pending or threatened, whether or not an indemnified party is or may be a party thereto (“Indemnified Damages”), to which any of them may become subject insofar as such Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon: (i) any untrue statement or alleged untrue statement of a material fact in the Shelf Registration Statement, any New Registration Statement or any post-effective amendment thereto or in any filing made in connection with the qualification of the offering under the securities or other “blue sky” laws of any jurisdiction in which Registrable Securities are offered (“Blue Sky Filing”), or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) any untrue statement or alleged untrue statement of a material fact contained in the final Prospectus or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in light of the circumstances under which the statements therein were made, not misleading, or (iii) any violation or alleged violation by the Company of the 1933 Act, the 1934 Act, any other law, including, without limitation, any state securities law, or any rule or regulation thereunder relating to the offer or sale of the Registrable Securities pursuant to the Shelf Registration Statement or any New Registration Statement (the matters in the foregoing clauses (i) through (iii) being, collectively, “Violations”).  The Company shall reimburse each Indemnified Person promptly as such expenses are incurred and are due and payable, for any reasonable legal fees or other reasonable expenses incurred by them in connection with investigating or defending any such Claim.  Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(a): (A) shall not apply to a Claim by an Indemnified Person arising out of or based upon a Violation which occurs in reliance upon and in conformity with information furnished in writing to the Company by the Buyer or such Indemnified Person expressly for use in connection with the preparation of the Registration Statement, any New Registration Statement, the Prospectus or any such amendment thereof or supplement thereto, if such prospectus was timely made available by the Company; (B) with respect to any superseded prospectus, shall not inure to the benefit of any such person from whom the person asserting any such Claim purchased the Registrable Securities that are the subject thereof (or to the benefit of any other Indemnified Person) if the untrue statement or omission of material fact contained in the superseded prospectus was corrected in the revised prospectus, as then amended or supplemented, if such revised prospectus was timely made available by the Company pursuant to Section 3(c) or Section 3(e), and the Indemnified Person was promptly advised in writing not to use the incorrect prospectus prior to the use giving rise to a violation; (C) shall not be available to the extent such Claim is based on a failure of the Buyer to deliver, or to cause to be delivered, the prospectus made available by the Company, if such prospectus was theretofore made available by the Company pursuant to Section 3(c) or Section 3(e); and (D) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld.  Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Person and shall survive the transfer of the Registrable Securities by the Buyer pursuant to Section 8.

b.           In connection with the Shelf Registration Statement any New Registration Statement or Prospectus, the Buyer agrees to indemnify, hold harmless and defend, to the same extent and in the same manner as is set forth in Section 6(a), the Company, each of its directors, each of its officers who signed the Shelf Registration Statement or signs any New Registration Statement, each Person, if any, who controls the Company within the meaning of the 1933 Act or the 1934 Act (collectively and together with an Indemnified Person, an “Indemnified Party”), against any Claim or Indemnified Damages to which any of them may become subject, under the 1933 Act, the 1934 Act or otherwise, insofar as such Claim or Indemnified Damages arise out of or are based upon any Violation, in each case to the extent, and only to the extent, that such Violation occurs in reliance upon and in conformity with written information about the Buyer set forth on Exhibit A attached hereto or updated from time to time in writing by the Buyer and furnished to the Company by the Buyer expressly for inclusion in the Shelf Registration Statement or Prospectus or any New Registration Statement or from the failure of the Buyer to deliver or to cause to be delivered the prospectus made available by the Company, if such prospectus was timely made available by the Company pursuant to Section 3(c) or Section 3(e); and, subject to Section 6(d), the Buyer will reimburse any legal or other expenses reasonably incurred by them in connection with investigating or defending any such Claim; provided, however, that the indemnity agreement contained in this Section 6(b) and the agreement with respect to contribution contained in Section 7 shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Buyer, which consent shall not be unreasonably withheld.  Such indemnity shall remain in full force and effect and shall survive the transfer of the Registrable Securities by the Buyer pursuant to Section 8.

c.           Promptly after receipt by an Indemnified Person or Indemnified Party under this Section 6 of notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving a Claim, such Indemnified Person or Indemnified Party shall, if a Claim in respect thereof is to be made against any indemnifying party under this Section 6, deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Indemnified Person or the Indemnified Party, as the case may be, and upon such notice, the indemnifying party shall not be liable to the Indemnified Person or Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Person or Indemnified Party in connection with the defense thereof; provided, however, that an Indemnified Person or Indemnified Party (together with all other Indemnified Persons and Indemnified Parties that may be represented without conflict by one counsel) shall have the right to retain its own counsel with the fees and expenses to be paid by the indemnifying party, if, in the reasonable opinion of counsel retained by the indemnifying party, the representation by such counsel of the Indemnified Person or Indemnified Party and the indemnifying party would be inappropriate due to actual or potential differing interests between such Indemnified Person or Indemnified Party and any other party represented by such counsel in such proceeding. The Indemnified Party or Indemnified Person shall cooperate with the indemnifying party in connection with any negotiation or defense of any such action or claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Indemnified Party or Indemnified Person which relates to such action or claim.  The indemnifying party shall keep the Indemnified Party or Indemnified Person fully apprised as to the status of the defense or any settlement negotiations with respect thereto.  No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its written consent, provided, however, that the indemnifying party shall not unreasonably withhold, delay or condition its consent.  No indemnifying party shall, without the consent of the Indemnified Party or Indemnified Person, consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party or Indemnified Person of a release from all liability in respect to such claim or litigation.  Following indemnification as provided for hereunder, the indemnifying party shall be subrogated to all rights of the Indemnified Party or Indemnified Person with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made.  The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the Indemnified Person or Indemnified Party under this Section 6, except to the extent that the indemnifying party is prejudiced in its ability to defend such action.

d.           The indemnification required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or Indemnified Damages are incurred.  Any person receiving a payment pursuant to this Section 6 which person is later determined to not be entitled to such payment shall return such payment to the person making it.

e.           The indemnity agreements contained herein shall be in addition to (i) any cause of action or similar right of the Indemnified Party or Indemnified Person against the indemnifying party or others, and (ii) any liabilities the indemnifying party may be subject to pursuant to the law.

7.	CONTRIBUTION.

To the extent any indemnification by an indemnifying party is prohibited or limited by law, the indemnifying party agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under Section 6 to the fullest extent permitted by law; provided, however, that: (i) no seller of Registrable Securities guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any seller of Registrable Securities who was not guilty of fraudulent misrepresentation; and (ii) contribution by any seller of Registrable Securities shall be limited in amount to the net amount of proceeds received by such seller from the sale of such Registrable Securities.

8.	ASSIGNMENT OF REGISTRATION RIGHTS.

The Company shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Buyer; provided, however, that any transaction, whether by merger, reorganization, restructuring, consolidation, financing or otherwise, whereby the Company remains the surviving entity immediately after such transaction shall not be deemed an assignment.  The Buyer may not assign its rights under this Agreement without the prior written consent of the Company.

9.	AMENDMENT OF REGISTRATION RIGHTS.

Provisions of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company and the Buyer.

10.	MISCELLANEOUS.

a.           Any notices, consents or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); (iii) upon receipt, when sent by electronic message (provided the recipient responds to the message and confirmation of both electronic messages are kept on file by the sending party); or (iv) one (1) Business Day after timely deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company:

Oncolytics Biotech Inc.

210, 1167 Kensington Crescent NW

Calgary, Alberta, Canada T2N 1X7

Telephone:	(403) 670-7658
Facsimile:	(403) 283-0858
E-mail:	klook@oncolytics.ca
Attention:	Kirk Look, Chief Financial Officer

With a copy (which shall not constitute notice) to:

Dorsey & Whitney LLP

1400 Wewatta Street, Suite 400

Denver, CO 80202

Telephone:	303-352-1133
Facsimile:	303-629-3450
E-mail:	brenkert.jason@dorsey.com
Attention:	Jason K. Brenkert

If to the Buyer:

Lincoln Park Capital Fund, LLC

440 North Wells, Suite 410

Chicago, IL 60654

Telephone:	312-822-9300
Facsimile:	312-822-9301
E-mail:	jscheinfeld@lpcfunds.com/jcope@lpcfunds.com
Attention:	Josh Scheinfeld/Jonathan Cope

With a copy (which shall not constitute notice) to:

K&L Gates, LLP

200 South Biscayne Boulevard

Suite 3900

Miami, Florida 33131

Telephone:	305.539.3328
Facsimile:	305.358.7095
E-mail:	clayton.parker@klgates.com/john.owens@klgates.com
Attention:	Clayton E. Parker, Esq./John D. Owens, III, Esq.

or at such other address and/or facsimile number and/or to the attention of such other person as the recipient party has specified by written notice given to each other party at least one (1) Business Day prior to the effectiveness of such change.  Written confirmation of receipt (A) given by the recipient of such notice, consent or other communication, (B) mechanically or electronically generated by the sender’s facsimile machine containing the time, date, and recipient facsimile number, (C) electronically generated by the sender’s electronic mail containing the time, date and recipient email address or (D) provided by a nationally recognized overnight delivery service, shall be rebuttable evidence of receipt in accordance with clause (i), (ii), (iii) or (iv) above, respectively.  Any party to this Agreement may give any notice or other communication hereunder using any other means (including messenger service, ordinary mail or electronic mail), but no such notice or other communication shall be deemed to have been duly given unless it actually is received by the party for whom it is intended.

b.           No failure or delay in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

c.           All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York.  Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, New York for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper.  Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.  If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.  EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

d.           This Agreement, the Purchase Agreement and the other Transaction Documents constitute the entire understanding among the parties hereto with respect to the subject matter hereof and thereof.  There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein and therein.  This Agreement, the Purchase Agreement and the other Transaction Documents supersede all other prior oral or written agreements between the Buyer, the Company, their affiliates and persons acting on their behalf with respect to the subject matter hereof and thereof.

e.           Subject to the requirements of Section 8, this Agreement shall inure to the benefit of and be binding upon the permitted successors and assigns of each of the parties hereto.

f.            The headings in this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

g.           This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile or pdf (or other electronic reproduction of a) signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile or pdf (or other electronic reproduction of a) signature.

h.           Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

i.            The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent and no rules of strict construction will be applied against any party.

j.            This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

* * * * * *

IN WITNESS WHEREOF, the parties have caused this Registration Rights Agreement to be duly executed as of day and year first above written.

THE COMPANY:

ONCOLYTICS BIOTECH INC.

By:	/s/ Matthew Coffey
Name:	Matthew Coffey
Title:	Chief Executive Officer

BUYER:

LINCOLN PARK CAPITAL FUND, LLC
BY: LINCOLN PARK CAPITAL, LLC

By:	/s/ Jonathan Cope
Name:	Jonathan Cope
Title:	President

EXHIBIT A

Information About The Buyer Furnished To The Company By The Buyer

Expressly For Use In Connection With The Registration Statement and Prospectus

Information With Respect to Lincoln Park Capital

Immediately prior to the date of the Purchase Agreement, Lincoln Park Capital Fund, LLC, beneficially owned 4,000 Common Shares. Josh Scheinfeld and Jonathan Cope, the Managing Members of Lincoln Park Capital, LLC, the manager of Lincoln Park Capital Fund, LLC, are deemed to be beneficial owners of all of the Common Shares owned by Lincoln Park Capital Fund, LLC. Messrs. Cope and Scheinfeld have shared voting and investment power over the shares being offered under the prospectus supplement filed with the SEC in connection with the transactions contemplated under the Purchase Agreement. Lincoln Park Capital, LLC is not a licensed broker dealer or an affiliate of a licensed broker dealer.

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